UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

May 2015 Up 12.9% Year over Year

Mexico City, June 3, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for May 2015 increased by 12.9% when compared to May 2014.

This announcement reflects comparisons between May 1 through May 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2014	May 2015	% Change
Cancún	481,707	516,114	7.1
Cozumel	7,091	8,693	22.6
Huatulco	33,683	42,878	27.3
Mérida	109,153	127,680	17.0
Minatitlán	19,701	21,475	9.0
Oaxaca	37,027	46,562	25.8
Tapachula	11,428	20,938	83.2
Veracruz	99,950	105,149	5.2
Villahermosa	84,891	101,922	20.1
Total Domestic	884,631	991,411	12.1

International
Airport	May 2014	May 2015	% Change
Cancún	960,431	1,100,031	14.5
Cozumel	31,870	33,067	3.8
Huatulco	2,250	1,719	(23.6)
Mérida	7,979	8,338	4.5
Minatitlán	791	892	12.8
Oaxaca	4,348	4,873	12.1
Tapachula	927	1,019	9.9
Veracruz	7,585	7,123	(6.1)
Villahermosa	5,485	4,068	(25.8)
Total International	1,021,666	1,161,130	13.7

ASUR Page 1 of 1

Total
Airport	May 2014	May 2015	% Change
Cancún	1,442,138	1,616,145	12.1
Cozumel	38,961	41,760	7.2
Huatulco	35,933	44,597	24.1
Mérida	117,132	136,018	16.1
Minatitlán	20,492	22,367	9.1
Oaxaca	41,375	51,435	24.3
Tapachula	12,355	21,957	77.7
Veracruz	107,535	112,272	4.4
Villahermosa	90,376	105,990	17.3
ASUR Total	1,906,297	2,152,541	12.9

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR - Page 1 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 3, 2015